Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Finance Announces Pricing of 5.000% Senior Notes Offering

Macau, Tuesday, May 11, 2021 – Studio City Finance Limited (“Studio City Finance”) announces that it has priced its international offering of 5.000% senior notes due 2029 (the “Additional Notes”). Studio City Finance is a wholly-owned subsidiary of Studio City International Holdings Limited (“SCIHL”).

The offering consists of US$350 million aggregate principal amount of Additional Notes, priced at 101.50% of the principal amount plus accrued interest from January 14, 2021 to, but not including, the issue date of the Additional Notes. Studio City Finance intends to use the net proceeds from the offering to partially fund the capital expenditures of the remaining project for Studio City and for general corporate purposes.

The Additional Notes are proposed to be senior obligations of Studio City Finance, ranking equally with all of Studio City Finance’s existing and future senior indebtedness and will constitute additional notes under the indenture, dated January 14, 2021 pursuant to which Studio City Finance issued US$750 million aggregate principal amount of 5.000% Senior Notes due 2029 (the “Original Notes”) on January 14, 2021. The Additional Notes will be issued on the same terms and conditions (other than the issue date and issue price) as the Original Notes and will be consolidated and form a single series with the Original Notes. The Additional Notes are proposed to be guaranteed by all of Studio City Finance’s existing restricted subsidiaries on a senior basis (the “Note Guarantees”). SCIHL will not be a guarantor of the Additional Notes.

The Additional Notes and the Note Guarantees are being offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The Additional Notes and the Note Guarantees have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Studio City Finance does not intend to register any portion of the offering of the proposed Additional Notes and the Note Guarantees in the United States.

This press release in for information purposes only. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Studio City Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Any forward-looking statements made in the Additional Notes offering documents speak only as of the date thereof and all information provided in this press release is as of the date of this press release, and Studio City Finance does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Robin Yuen

Director, Investor Relations

Tel: +852 2598 3619

Email: robinyuen@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com